                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 2 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   751,542
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                751,542
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     751,542
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 3 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   751,542
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                751,542
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     751,542
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 4 of 14 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   751,542
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                751,542
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     751,542
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 5 of 14 Pages
---------------------                                      ---------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended and restated to read as follows:

            On January 15, 2004, Warren  Lichtenstein was appointed to the Board of  Directors  of the Issuer.  Steel  Partners II also  entered  into a purchase trading plan  agreement  (the  "Purchase  Trading Plan  Agreement")  with Mutual
Securities,  Inc., a registered  broker-dealer ("Mutual Securities"),  effective
January 15,  2004,  for the  purpose of  establishing  a trading  plan to effect purchases  of  Shares of the  Issuer in  compliance  with all  applicable  laws, including,  without limitation,  Section 10(b) of the Securities Exchange Act of
1934,  as  amended,  and  the  rules  and  regulations  promulgated  thereunder, including, but not limited to, Rule 10b5-1.

            The Reporting  Persons have purchased  Shares of the Issuer based on the Reporting  Persons' belief that the Shares were  undervalued and represented an attractive  investment  opportunity.  The Reporting  Persons' position in the
Issuer  may  increase  through  the  purchase  of Shares  on the open  market in compliance with the Purchase Trading Plan Agreement or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            Except in Mr.  Lichtenstein's  capacity as a director of the Issuer, no Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of
Schedule 13D except as set forth  herein or such as would occur upon  completion of any of the actions  discussed above.  Steel Partners II intends to review its investment  in the Issuer on a continuing  basis.  Depending on various  factors including,  without  limitation,  the Issuer's financial position and investment strategy,  the price levels of the Shares,  conditions in the securities markets and general  economic  and  industry  conditions,  Steel  Partners II may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems appropriate  including,  without limitation,  purchasing additional Shares within the  parameters  discussed  above or selling some or all of its Shares or changing its intention  with respect to any and all matters  referred to in Item
4.

   Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  12,357,915  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended  October 31, 2003 and filed with the  Securities and Exchange Commission on December 10, 2003.

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 6 of 14 Pages
---------------------                                      ---------------------

            As of the close of business on January 14, 2004,  Steel  Partners II beneficially owned 751,542 Shares, constituting approximately 6.1% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  751,542  Shares  owned by Steel  Partners  II, constituting approximately 6.1% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 751,542 Shares owned by Steel Partners II,  constituting  approximately 6.1%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 751,542 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 6 is hereby amended to add the following:

            Effective  January 15, 2004, Steel Partners II and Mutual Securities
entered into the Purchase  Trading Plan  Agreement  (as defined and described in
Item 4). A copy of the Purchase Trading Plan Agreement is attached as an exhibit hereto and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

            2.   Purchase  Trading Plan  Agreement by and between Steel Partners
                 II, L.P. and Mutual Securities, Inc., dated January 15, 2004.

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 7 of 14 Pages
---------------------                                      ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004                STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 8 of 14 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX

            Exhibit                                                    Page
            -------                                                    ----

1.    Joint Filing Agreement by and among Steel Partners II,            --
      L.P.,   Steel   Partners,   L.L.C.   and   Warren   G.
      Lichtenstein,   dated  December  2,  2003  (previously
      filed).

2.    Purchase  Trading Plan  Agreement by and between Steel          9 to 14
      Partners II, L.P. and Mutual  Securities,  Inc., dated
      January 15, 2004.

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 9 of 14 Pages
---------------------                                      ---------------------

                         PURCHASE TRADING PLAN AGREEMENT

WHEREAS,   Steel  Partners  II,  L.P.,  a  Delaware  limited   partnership  (the
"Purchaser")  desires  to  purchase,  from  time to time,  certain  shares  (the
"Shares") of Common  Stock,  par value $.01 per share (the "Common  Stock"),  of
Layne Christensen Company, a Delaware corporation (the "Company").

WHEREAS, Warren Lichtenstein,  the managing member of the general partner of the
Purchaser is or will become a director of the Company and  therefore  may become aware of material nonpublic information about the Company.

WHEREAS,  the Purchaser  desires to enter into this agreement for the purpose of establishing  a trading  plan to make  purchases  of  Shares of Common  Stock in compliance  with all  applicable  laws,  including,  but not limited to, Section
10(b) of the Securities  Exchange Act of 1934, as amended (the "1934 Act"),  and the rules and regulations promulgated thereunder, including, but not limited to,
Rule 10b5-1.  References  herein to this "Agreement" refer to this agreement and specifically include the trading plan described herein.

NOW,  IT IS AGREED,  as of this 15th day of January  2004 by the  Purchaser  and
Mutual Securities, Inc. (the "Broker") as follows:

Section 1.  Terms of Purchase.
-----------------------------

(a)      The Purchaser desires that the Broker effect purchases of the Shares on its  behalf in  accordance  with  trading  requirements  adopted by the
         Purchaser  and to be  delivered  in writing  to the Broker by  separate letter (the "Initial Trading  Instructions").  The trading requirements adopted  by the  Purchaser  are  referred  to  herein  as the  "Program
         Period."

(b)      In furtherance of Section 1(a) hereof, the Purchaser directs the Broker to purchase, in customary brokerage  transactions,  the Shares, for the
         Purchaser's account or accounts,  in the Broker's sole discretion as to execution and timing,  subject to the condition  that as of the time of any purchase of Shares,  any  individual  employee of the Broker making the Broker's investment  decisions on behalf of the Purchaser shall not be in possession of or aware of material nonpublic information relating to the Company's business,  operations or prospects or the value of the
         Common Stock ("Material Nonpublic Information").

(c)      Notwithstanding the foregoing,  the Broker shall not purchase Shares at any time when the Broker, in its sole discretion, shall have determined that such purchase would violate  applicable  law,  including,  without limitation, Section 10(b) of the 1934 Act and the rules and regulations promulgated  thereunder and Section 5 of the Securities Act of 1933, as amended (the "1933 Act").

(d)      The  Purchaser  agrees that,  during the Program  Period,  it shall not exercise any  subsequent  influence over how, when or whether to effect purchases  of the  Shares,  except  that the  Purchaser  may amend this
         Agreement as set forth in Section 3 hereof.  Each of the  Purchaser and the Broker agree that it will not discuss with the other the  Company's business, operations or prospects or any other information likely to be related to the value of the Shares or likely to influence a decision to purchase the Shares.  Notwithstanding the preceding sentence,  with the

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                     Page 10 of 14 Pages
---------------------                                      ---------------------

         approval of counsel to the Broker,  the Purchaser may communicate  with
         Broker  personnel who are not  responsible  for, and have no ability to influence,  the  execution  of the  trading  plan  set  forth  in  this
         Agreement.

Section 2.  Representations, Warranties and Covenants.
-----------------------------------------------------

(a)      The  Purchaser  represents,  warrants  and  covenants  to the Broker as follows:

         (i)    The  Purchaser  is not,  as of the date  hereof,  aware of or in possession of Material Nonpublic Information.

         (ii)   During  the  term of this  Agreement,  the  Purchaser  will  not engage,  and will not  cause  others  to engage on behalf of the
                Purchaser,  in any  transactions  (other than (y)  purchases  of
                Shares  pursuant to this  Agreement,  or (z)  exercises of stock options  issued  pursuant to the  Company's  stock option plans;
                provided that the  Purchaser  complies with Rule 16b-3 under the
                1934 Act in  connection  with any such  exercise and the related securities)  involving  any security into which the Common Stock is  convertible  or any other  related  security or  derivative,
                including,   without   limitation,   corresponding   or  hedging
                transactions  with respect to the Common  Stock.  The  Purchaser also agrees not to enter into any binding  contract with respect to any transactions described in the preceding sentence.

         (iii)  The  Purchaser  will  at  all  times,  in  connection  with  the performance of this Agreement,  comply with all applicable laws, including,  without  limitation,  Section 16 of the 1934 Act and the rules and regulations promulgated thereunder.

         (iv)   The Purchaser agrees to provide such additional  information and to execute such  additional  documents or  instruments as may be reasonably  requested by the Company or the Broker in connection with the performance of this Agreement and to confirm compliance with applicable law.

         (v)    The Company's General Counsel (or his/her designee) has approved this Agreement.

         (vi)   This  Agreement   constitutes  the  legal,   valid  and  binding
                obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as the enforceability  thereof
                may   be   limited   by   applicable   bankruptcy,   insolvency,
                reorganization, fraudulent conveyance, moratorium and other laws affecting the  enforceability  of creditors'  rights and general principles of equity,  and as rights to indemnity  hereunder may be limited by applicable  law. The Shares are not subject to any liens, security interests or other impediments to transfer,  nor
                is  there  any  litigation,   arbitration  or  other  proceeding
                pending, or to the Purchaser's knowledge threatened,  that would prevent or interfere  with the purchase of the Shares under this
                Agreement.

(b)      The Broker  represents,  warrants  and  covenants  to the  Purchaser as follows:

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                    Page 11 of 14 Pages
---------------------                                      ---------------------

         (i)    The Broker has implemented  reasonable  policies and procedures, taking into  consideration the nature of the Broker's  business, to ensure that individuals making investment  decisions will not violate  the laws  prohibiting  trading on the basis of Material
                Nonpublic  Information.  These policies and  procedures  include those  that  restrict  any  purchase  or sale,  or  causing  any purchase  or sale,  of any  security  as to which the Broker has
                Material  Nonpublic  Information,  as well as those that prevent such individuals from becoming aware of or in possession of such
                Material Nonpublic Information.

         (ii)   In  connection  with all  purchases of Shares,  the Broker shall deliver  to the  Purchaser  and  the  Company  by  facsimile  or electronic mail, no later than the close of business on the date such transaction is effected,  all information necessary (to the extent  that the  Broker  possesses  such  information)  for the
                Purchaser  and/or the Company to make all required  Form 4 and 5 filings,  as  required  by  Section  16(a)  of the 1934 Act with regard  to  purchases  made  pursuant  to  this  Agreement.  The information shall be delivered to the Company,  to the attention of the Company's General Counsel, by facsimile at (913) 362-8823 or by electronic mail at SFCROOKE@LAYNECHRISTENSEN.COM,  or such other facsimile number or electronic mail address  designated in writing by the Company.

         (iii)  This  Agreement   constitutes  the  legal,   valid  and  binding
                obligation  of the  Broker  enforceable  against  the  Broker in accordance with its terms, except as the enforceability  thereof
                may   be   limited   by   applicable   bankruptcy,   insolvency,
                reorganization, fraudulent conveyance, moratorium and other laws affecting the  enforceability  of creditors'  rights and general principles of equity,  and as rights to indemnity  hereunder may be limited by applicable law.

Section  3.   Amendments.   This  Agreement   (including  the  Initial   Trading
Instructions) may not be amended by the parties hereto,  except as follows:  The parties hereto may amend the provisions of this Agreement (including the Initial
Trading  Instructions) upon notice to the Company;  provided that at the time of such  amendment,  the  Purchaser  was not in  possession of or aware of Material
Nonpublic Information and only upon the written consent of the Company's General
Counsel (or his/her designee). Any modification by the Purchaser will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.
The amended Agreement or Initial Trading Instructions, as the case may be, shall not take effect until 90 days after the amendment is adopted.  During the 90 day period  between the adoption date of the amendment and the effective date of the amendments,  the unmodified  Agreement or Initial Trading  Instructions,  as the
case may be, will remain in effect.

Section 4. Termination. This Agreement shall terminate upon the earlier to occur of the following:

(a)      The close of business on August 1, 2004; or

(b)      The Broker  purchases the maximum number of Shares  allowable under the
         Initial Trading Instructions,  as may be amended as provided in Section
         3 hereof; or

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                    Page 12 of 14 Pages
---------------------                                      ---------------------

(c)      The Agreement is terminated by either party immediately upon receipt of written notice to the other party; provided, however, that with respect to any  termination  by the Purchaser  pursuant to this Section 4(c) at the time of such termination, the Purchaser was not in possession of or aware of Material  Nonpublic  Information and such termination was made in good faith and not as part of a scheme to evade the  prohibitions of
         Rule 10b5-1; or

(d)      Any purchase  effected  pursuant to this Agreement that violates (or in the  opinion  of  counsel  to the  Company  or the  Broker is likely to violate) Section 16 of the 1934 Act, any other provision of the Federal securities  laws or  regulations  adopted  by the U.S.  Securities  and
         Exchange  Commission  thereunder,  or any other  applicable  Federal or
         State law or regulation; or

(e)      The Purchaser materially breaches its obligations under this Agreement;
         or

(f)      The Purchaser and/or the Company enter into a contract that prevents or materially  restricts  purchases by the Purchaser under this Agreement;
         or

If the  Agreement  is  terminated  pursuant to this Section 4 and a new purchase trading plan agreement with respect to purchases of the Purchaser's Common Stock is entered into with the Broker or any other person, the Purchaser hereby agrees that the new  purchasing  trading  plan will not take effect until 90 days after its adoption.

Section 5.  Indemnification  And Limitation on Liability;  No Tax, Accounting or
Legal Advice.

(a)      The Purchaser agrees to indemnify and hold harmless the Broker (and its directors,  officers,  employees and  affiliates)  from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys' fees and costs) arising out of or  attributable  to: (i) any material  breach by the  Purchaser  of this  Agreement  (including  the
         Purchaser's representations and warranties),  (ii) any violation by the
         Purchaser of applicable  laws or regulations and (iii) any action taken by the Broker in good faith and  without  negligence  pursuant  to this
         Agreement.  This  indemnification  will survive the termination of this
         Agreement.

(b)      Notwithstanding  any other  provision  herein,  the Broker  will not be
         liable  to  the  Purchaser  for:  (i)  special,   indirect,   punitive,
         exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits,  lost savings, and loss of use of facility or  equipment,  regardless  of whether  arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the  possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance  that results from a cause or circumstance that is beyond its reasonable control,  including but not  limited to  failure of  electronic  or  mechanical  equipment, strikes,  failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God."

(c)      The Purchaser  acknowledges and agrees that the Broker has not provided the Purchaser with any tax,  accounting or legal advice with respect to this Agreement.

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                    Page 13 of 14 Pages
---------------------                                      ---------------------

Section 6.  Governing  Law. This Agreement will be governed by, and construed in accordance  with,  the laws of the  State of New  York,  without  regard to such
State's conflict of laws rules.

Section 7. Entire  Agreement.  This Agreement  constitutes the entire  agreement between  the parties  hereto with  respect to the  subject  matter  hereof,  and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

Section 8.  Assignment.  This Agreement and each party's rights and  obligations hereunder may not be assigned or delegated without the written permission of the other  party and shall  inure to the  benefit  of each  party's  successors  and permitted assigns, whether by merger, consolidation or otherwise.

              [The remainder of this page intentionally left blank]

---------------------                                      ---------------------
CUSIP No. 521050104                   13D                    Page 14 of 14 Pages
---------------------                                      ---------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

STEEL PARTNERS  II, L.P.

By: STEEL PARTNERS, L.L.C.
    its General Partner

By: /s/ Warren  G. Lichtenstein
    -----------------------------
Name:  Warren G. Lichtenstein
Title: Managing Member

MUTUAL SECURITIES, INC.

By: /s/ Mitchell C. Voss
    ----------------------------
Name: Mitchell C. Voss
Title: Executive Vice President